Exhibit 99.5

Itaú Corpbanca Schedules a Conference Call and Webcast Presentation to provide an update on our Latest Impairment Test for 2020

SANTIAGO, Chile, Jul. 9, 2020 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today that it will host a conference call and webcast presentation for an update on the impact on results and capital driven from the impairment test for 2020 on Friday, July 10, 2020, at 08:30 A.M. Santiago time (08:30 A.M. ET) English and at 09:30 A.M. Santiago time (09:30 A.M. ET) in Spanish.

The webcast presentation will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

As a reminder, Itaú Corpbanca´s Second Quarter 2020 conference call to discuss the Company’s Financial Results in detail is scheduled for Monday, August 3, 2020.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (833) 968-2254 (US Toll Free Dial In), or +1 (647) 689-6657 (Standard International Dial-In). Conference IDs: 1669579# for the English presentation and 5375405# for the Spanish presentation or quote "Itaú Corpbanca" to the operator.

Slides and Audio Webcast:

The live webcast of the presentation will be available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://event.on24.com/wcc/r/2503051/EF947D3C8681D69145B07FE6DF15A5AB

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of May 31, 2020, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.1% market share. As of March 31, 2020, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.1%.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl / ir.itau.cl